UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

IMMEDIATEK, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
45252S 30 6
(CUSIP Number)
Robert S. Hart, Esq.
5424 Deloache Avenue
Dallas, Texas 75220
(214) 378-5301
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 25, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45252S 30 6

1	NAMES OF REPORTING PERSONS Radical Holdings LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC & OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,024,082 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

15,024,082 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,024,082 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

98.0% (1)

14	TYPE OF REPORTING PERSON

PN
(1) Includes 14,563,804 shares of common stock that are issuable upon conversion of 4,392,286 shares of Series A Convertible Preferred Stock and 231,195 shares of common stock that are issuable upon conversion of 69,726 shares of Series B Convertible Preferred Stock that Radical Holdings LP has purchased pursuant to, and under the terms and conditions set forth in, the Securities Purchase Agreement, dated as of July 18, 2008, by and between Immediatek, Inc. and Radical Holdings LP. The shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 96.50809% of the total voting power of all outstanding capital stock of Immediatek, Inc. after giving effect to the conversion. The conversion price of each of the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock is subject t o adjustment to effect such result upon conversion. The 15,024,082 shares of common stock is based upon 535,321 shares of common stock outstanding reported in the Issuer’s Form 10-Q for the period ended September 30, 2008.

CUSIP No.	45252S 30 6

1	NAMES OF REPORTING PERSONS Radical Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,024,082 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

15,024,082 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,024,082 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

98.0% (1)

14	TYPE OF REPORTING PERSON

OO
(1) Includes 14,563,804 shares of common stock that are issuable upon conversion of 4,392,286 shares of Series A Convertible Preferred Stock and 231,195 shares of common stock that are issuable upon conversion of 69,726 shares of Series B Convertible Preferred Stock that Radical Holdings LP has purchased pursuant to, and under the terms and conditions set forth in, the Securities Purchase Agreement, dated as of July 18, 2008, by and between Immediatek, Inc. and Radical Holdings LP. The shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 96.50809% of the total voting power of all outstanding capital stock of Immediatek, Inc. after giving effect to the conversion. The conversion price of each of the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock is subject t o adjustment to effect such result upon conversion. The 15,024,082 shares of common stock is based upon 535,321 shares of common stock outstanding reported in the Issuer’s Form 10-Q for the period ended September 30, 2008.

CUSIP No.	45252S 30 6

1	NAMES OF REPORTING PERSONS Mark Cuban

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,024,082 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	98.0% (1)

14	TYPE OF REPORTING PERSON

	IN
(1) Includes 14,563,804 shares of common stock that are issuable upon conversion of 4,392,286 shares of Series A Convertible Preferred Stock and 231,195 shares of common stock that are issuable upon conversion of 69,726 shares of Series B Convertible Preferred Stock that Radical Holdings LP has purchased pursuant to, and under the terms and conditions set forth in, the Securities Purchase Agreement, dated as of July 18, 2008, by and between Immediatek, Inc. and Radical Holdings LP. The shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 96.50809% of the total voting power of all outstanding capital stock of Immediatek, Inc. after giving effect to the conversion. The conversion price of each of the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock is subject t o adjustment to effect such result upon conversion. The 15,024,082 shares of common stock is based upon 535,321 shares of common stock outstanding reported in the Issuer’s Form 10-Q for the period ended September 30, 2008.

CUSIP No.	45252S 30 6
This Amendment No. 6 to Schedule 13D amends and supplements the Schedule 13D jointly filed by Radical Holdings LP, Radical Management, LLC, Radical Investments LP, Radical Fund Management LLC, Radical Incubation LP, Radical Incubation Management LLC and Mark Cuban with the Securities and Exchange Commission (the “Commission”) on February 3, 2006, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on March 15, 2006, Amendment No. 2 to Schedule 13D filed with the Commission on October 17, 2006, Amendment No. 3 to Schedule 13D filed with the Commission on September 6, 2007, Amendment No. 4 to Schedule 13D filed with the Commission on November 8, 2007 and Amendment No. 5 to Schedule 13D filed with the Commission on July 22, 2008 (as amended and supplemented, collectively, the “Schedule 13D”), relating to the common stock, $0.001 par value per share, of Immediatek, Inc., a Nevada corporation. Initially capitalized terms used herein that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby supplemented as follows:
Demand Promissory Note: On March 25, 2009, the Company issued to the Partnership a Demand Promissory Note, in the principal amount of $750,000, bearing interest, calculated on the basis of a 365-day year, at a rate per annum equal to three percent (3%) to evidence a loan from Radical Holdings LP of $750,000. The following is a summary of the material terms of the Demand Promissory Note:
Term. The Demand Promissory Note must be repaid within 30 days of receiving a demand for repayment or on March 24, 2010, whichever comes earlier.
Rate of Interest. The rate of interest is three percent per year.
Prepayment. The Demand Promissory Note may be repaid in whole or in part without premium or penalty at any time.
The above summary description of the Demand Promissory Note is not intended to be complete and is qualified in its entirety to the full text of the Demand Promissory Note, which is incorporated herein by reference. A copy of the Demand Promissory Note is attached as Exhibit 11.1 to this Schedule 13D.
Item 7. Material to Be Filed as Exhibits
Item 7 is hereby supplemented as follows:

Exhibit
Number	Description of Exhibit
11.1	Demand Promissory Note, dated March 25, 2009, issued by Immediatek, Inc. to the order of Radical Holdings LP.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2009	RADICAL HOLDINGS LP, a Texas limited partnership
	By:	Radical Management LLC,
a Texas limited liability company,
its general partner

By:	/s/ Mark Cuban
	Name:	Mark Cuban
	Title:	President

RADICAL MANAGEMENT LLC, a Texas limited liability company
By:	/s/ Mark Cuban
	Name:	Mark Cuban
	Title:	President

/s/ Mark Cuban
Mark Cuban

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit
11.1	Demand Promissory Note, dated March 25, 2009, issued by Immediatek, Inc. to the order of Radical Holdings LP.